Exhibit 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This section should be read in conjunction with our unaudited condensed consolidated financial statements and related notes included in Exhibit 1 of this Quarterly Report and the section contained in our Annual Report on Form 20-F (our “Annual Report”) — Operating And Financial Review And Prospects”. This discussion contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Many of the forward-looking statements contained in this Quarterly Report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “will,” “estimate” and “potential,” among others. Forward-looking statements appear in a number of places in this report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section “Item 3. Key Information-D. Risk factors” of our Annual Report.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

These risks and uncertainties include factors relating to:

•	the timing or likelihood of regulatory filings and approvals;

•	our expectations regarding regulators’ acceptance of accelerated approval pathways for drisapersen and our follow-on product candidates by the FDA and the EMA;

•	our expectation on the timing and success of confirmatory studies for drisapersen;

•	the evaluation of the benefit-to-risk profile of drisapersen treatment across all studies and potential impact on the development and commercial pathway of all our product candidates;

•
the timing and conduct of our trials of drisapersen and our other product candidates, including statements regarding the timing of initiation and completion of the trials and when results of the trials will be made public;

•	our plans to pursue research and development of our product candidates for DMD and product candidates for other indications;

•	the potential advantages of our RNA modulation therapies, in particular drisapersen and our other product candidates for DMD;

•	the clinical utility of drisapersen and our other product candidates;

•	our estimates regarding the market opportunity for drisapersen and our other product candidates;

•	our ability to establish sales, marketing and distribution capabilities;

•	our ability to establish and maintain manufacturing arrangements for our product candidates;

•	our intellectual property position, including the outcome of interference proceedings relating to our product candidates, including both drisapersen (PRO051) and PRO053;

•	our estimates regarding expenses, future revenues, capital requirements and the need for additional financing;

•	the impact of government laws and regulations;

•	our competitive position;

•	the outcome of litigation in which we are involved; and

•	other risk factors discussed under “Risk Factors” included in our Annual Report on Form 20-F.

From October 2009 to January 2014, we operated under an exclusive worldwide collaboration with GSK for the development and commercialization of RNA-based therapeutics for DMD, with GSK exclusively licensing worldwide rights to develop and commercialize drisapersen and obtaining an option to exclusively license PRO044 and other specified assets in our DMD portfolio. Under the research and collaboration agreement, GSK paid us a total of £41.5 million (€47.4 million) in upfront and milestone payments and GSK was responsible for all costs of clinical development of drisapersen.

On January 12, 2014, we and GSK mutually terminated the research and collaboration agreement pursuant to a termination agreement, which terminated all intellectual property license grants as well as any rights arising under the collaboration agreement (other than rights to payments that accrued prior to termination of the collaboration). In addition, the termination agreement required GSK to transfer to us certain data and know-how, inventory, regulatory filings, clinical trial sponsorships, clinical study reports and material agreements relating to the development of our products.

On January 16, 2014, we reported preliminary data on the overall clinical program for drisapersen. On March 17, 2014 we reported 48-week data from our U.S.-based, Phase II placebo-controlled study (DMD114876 or DEMAND V) of our lead compound, drisapersen. The results of this study suggest that, compared to placebo, boys in the higher-dose drisapersen group (6 mg/kg once weekly) experienced stabilization and even improvements in their muscle function and physical activity as measured by the six-minute walk test (6MWT) for the 24-week treatment phase and maintained this improvement during the 24-week follow-up period. Additionally, when evaluating the percent-predicted six-minute walk distance (6MWD), a clinically meaningful treatment difference was observed at week 24 and at week 48.

On June 3, 2014 we announced that following positive feedback from the meeting that took place on May 14, 2014 with the United States Food and Drug Administration (FDA) we will pursue a New Drug Application (NDA) filing for drisapersen with the FDA, under an accelerated approval pathway based on existing data. We plan to submit an NDA later this year in which we anticipate that we would commit to the initiation of two confirmatory post-approval studies. In addition, we have been interacting with the European Medicines Agency (EMA) and based on these interactions we also intend to file for conditional approval in Europe.

In July 2014, the Patent Trial and Appeal Board (the “PTAB”) of the United States Patent and Trademark Office (the “USPTO”) declared patent interferences between certain allowed patent applications exclusively licensed to Prosensa and patents held by Sarepta Therapeutics, Inc. (“Sarepta”) related to exon 51 and exon 53 skipping product candidates designed to treat DMD.  A patent interference is an administrative proceeding conducted by the USPTO with respect to patents filed before the enactment of the America Invents Act and is used to determine which party first invented a technology and is therefore entitled to a patent covering that technology. The PTAB declared Interference No. 106,008 (relating to exon 51 skipping products) that identifies Sarepta’s U.S. Patent Nos. 7,807,816 and 7,960,541 as interfering with Prosensa’s allowed U.S. Application No. 13/550,210. The PTAB also declared Interference No. 106,007 (relating to exon 53 skipping product products) that identifies Sarepta’s U.S. Patent No. 8,455,636 as interfering with Prosensa’s allowed U.S. Application No. 11/233,495. In both cases Prosensa’s patent applications have earlier filing dates than the applicable Sarepta patents.

In July 2014, the Company and certain of its managing directors and supervisory directors were named as defendants in Singh v. Schikan et al., a purported class action lawsuit filed in the U.S. District Court for the Southern District of New York. The complaint asserts claims under the federal securities laws on behalf of a professed class consisting of all those who purchased the Company’s ordinary shares pursuant and/or traceable to the registration statement used in connection with the Company’s IPO. The complaint alleges that the Company omitted and/or misstated certain facts in the registration statement concerning the Phase III trial of drisapersen that, as announced on September 20, 2013, did not meet its primary endpoint. The litigation is in its earliest stages, and the Company and the individual defendants intend to defend the action vigorously. The Company is not able at present to reasonably estimate potential losses, if any, in connection with the litigation, but an adverse resolution could have a material adverse effect on the Company’s financial position, results of operations and cash flows.

Results of Operations - Comparison of the Three Months Ended June 30, 2014 and 2013

	Three months ended June 30,
	2014	2013	Change
	(€ in '000)%
License revenue	–	1,286	(100.0)
Collaboration revenue	–	698	(100.0)
Total revenue	–	1,984	(100.0)
Other income	214	33	548.5
Research and development expense	(5,539)	(4,549)	21.8
General and administrative expense	(2,696)	(2,074)	30.0
Other gains - net	72	7	928.6
Operating loss	(7,949)	(4,599)	72.8
Finance income	229	100	129.0
Finance costs	(242)	(211)	14.7
Finance cost – net	(13)	(111)	(88.3)
Net loss	(7,962)	(4,710)	69.0

Total revenue

License revenue was nil in the three month period ended June 30, 2014, compared to the corresponding period in 2013 due to the termination of the research and collaboration agreement with GSK effective January 12, 2014.

The decrease in collaboration revenue to nil in the three month period ended June 30, 2014 from €0.7 million in the three month period ended June 30, 2013 is due to the termination of the research and collaboration agreement with GSK.

The timing of our operating cash flows may vary significantly from the recognition of the related revenue, as revenue from some upfront or initiation payments is deferred and recognized as revenue when earned, while other revenue is earned when received, such as milestone payments or service fees. Our revenue has varied, and varies substantially from quarter to quarter and year to year, depending upon, among other things, the number of milestones achieved and the level of revenues earned for ongoing development efforts. Pursuant to the termination of our collaboration with GSK, we do not expect any future license or collaboration revenue under the collaboration. Any new collaboration arrangements we may enter into and the terms we are able to negotiate may impact our revenue for future periods. We therefore believe that period to period comparisons should not be relied upon as indicative of our future revenues.

Other income

Other income for the three months ended June 30, 2014, amounts to €0.2 million (three months ended June 30, 2013:€0.03 million). We are part of two pan-European consortia, each of which has been awarded Framework Programme 7 (FP7) research grants from the European Commission, and we have also received governmental research grants. Grant proceeds are deferred, and other income is recognized based on the percentage of completion method.

We obtained certain loans made to support research and development that generally bear interest at a rate below the market interest rate, considered by us to be 12% over the last four years. The difference between fair value and the notional amount at inception is treated as a grant received for certain research performed by us and is deferred and will be recognized in other income over the periods when expenses are incurred.

Research and Development Expense for the three months ended June 30, 2014 and 2013

Project expenses by project	Three months ended June 30,
	2014	2013	Change
	(€ in '000)%
DMD Projects	3,617	2,367	52.8
PRO044	103	316	(67.4)
PRO045 and PRO053	1,399	860	62.7
Other DMD projects	2,115	1,191	77.6
Non-DMD projects	207	272	(23.9)
Infrastructure costs	1,715	1,910	(10.2)
Total	5,539	4,549	21.8

Research and development expense increased from €4.5 million in the three months ended June 30, 2013 to €5.5 million in the three months ended June 30, 2014. Our research and development expense is highly dependent on the development phases of our projects and therefore fluctuates highly from period to period.

The variance in our research and development expense during the three months ended June 30, 2014, and the corresponding period in 2013 is primarily related to the following projects:

•
DMD projects. The DMD project expenses mainly consist of salaries, costs for production of the compounds, costs paid to contract research organizations and costs relating to preparing our regulatory filings for drisapersen. During the three month period ended June 30, 2014, we mostly incurred expenses related to the expansion of our development and regulatory capabilities (directly impacted by the termination of the research and collaboration agreement with GSK) and costs for progressing clinical Phase I/II studies of both PRO045 and PRO053 (€1.4 million). An extension study for PRO044 is planned to start the second half of this year, resulting in lower expenses in the three month period ended June 30, 2014 compared to the corresponding period in 2013. In the three month period ended June 30, 2014, we also incurred expenses for drisapersen (€1.4 million) and for our other DMD projects, such as the Natural History study, PROSPECT and PRO052.

•	Non-DMD projects. The expenses for our non-DMD projects DM1 and HD mainly consist of outsourced studies.

•
Infrastructure cost: we incur a significant amount of costs associated with our research and development that are less dependent on individual ongoing programs so they are not allocated to specific projects.

General and Administrative Expense

General and administrative expense increased from €2.1 million to €2.7 million in the three months ended June 30, 2013 and 2014, respectively. The increase is primarily due to share-based compensation and costs associated with operating as a public company in the period ended June 30, 2014, offset by expenses related to our IPO in the same period in 2013.

On July 3, 2014, we filed a shelf registration statement (Form F-3) that provides the flexibility to raise up to $150 million in a primary offering if we choose to do so. Cost incurred expenses related to the Form F-3 in the period ended June 30, 2014 were recorded in the consolidated statement of comprehensive income for an amount of €168 thousand.

Other Gains-net

Other gains mainly related to currency effects on outstanding receivables in the three months ended June 30, 2014, and were insignificant in the three months ended June 30, 2013.

Finance Income

Finance income increased €0.1 million in the three months ended June 30, 2014, compared to the three months ended June 30, 2013 due to higher cash balances offset by lower interest rates.

Finance Cost

Finance cost increased €31 thousand in the three months ended June 30, 2014, compared to the three months ended June 30, 2013. Higher finance costs were mainly due to higher outstanding borrowing balances in the three month period ended June 30, 2014.

Results of Operations - Comparison of the Six Months Ended June 30, 2014 and 2013

	Six months ended June 30,
	2014	2013	Change
	(€ in '000)%
License revenue	14,695	2,693	445.7
Collaboration revenue	60	1,691	(96.5)
Total revenue	14,755	4,384	236.6
Other income	452	34	1,229.4
Research and development expense	(10,796)	(8,609)	25.4
General and administrative expense	(5,151)	(3,869)	33.1
Other gains - net	96	8	1,100.0
Operating loss	(644)	(8,052)	(92.0)
Finance income	456	292	56.2
Finance costs	(483)	(399)	21.1
Finance cost – net	(27)	(107)	(74.8)
Net loss	(671)	(8,159)	(91.8)

Total Revenue

License revenue increased €12.0 million in the six month period ended June 30, 2014, compared to the corresponding period in 2013 due to the termination of the research and collaboration agreement with GSK and the related release of deferred revenue balances.

Collaboration revenue is revenue from contracts, typically for research and development activities related to the services provided under the research and collaboration agreement. The decrease in collaboration revenue to €0.1 million in the six month period ended June 30, 2014 from €1.7 million in the six month period ended June 30, 2013 is due to the termination of the research and collaboration agreement effective January 12, 2014.

The timing of our operating cash flows may vary significantly from the recognition of the related revenue, as the revenue from some upfront or initiation payments is deferred and recognized as revenue when earned, while other revenue is earned when received, such as milestone payments or service fees. Our revenue has varied, and varies substantially from quarter to quarter and year to year, depending upon, among other things, the number of milestones achieved and the level of revenues earned for ongoing development efforts. Pursuant to the termination of our research and collaboration agreement, we do not expect any future license or collaboration revenue under the collaboration. Any new collaboration arrangements we may enter into and the terms we are able to negotiate may impact our revenue for future periods. We therefore believe that period to period comparisons should not be relied upon as indicative of our future revenues.

Other income

Other income for the six month period ended June 30, 2014, amounts to €0.5 million (six month period ended June 30, 2013: €0.03 million). We are part of two pan-European consortia, each of which has been awarded Framework Programme 7 (“FP7”) research grants from the European Commission, and we have also received governmental research grants. Grant proceeds are deferred, and other income is recognized based on the percentage of completion method.

We obtained certain loans made to support research and development that generally bear interest at a rate below the market interest rate, considered by us to be 12% over the last four years. The difference between fair value and the notional amount at inception is treated as a grant received for certain research performed by us and is deferred and will be recognized in other income over the periods when expenses are incurred.

Research and Development Expense for the six months ended June 30, 2014 and 2013

Project expenses by project	Six months ended June 30,
	2014	2013	Change
	(€ in '000)%
DMD Projects	6,941	4,874	42.4
PRO044	223	671	(66.8)
PRO045 and PRO053	2,810	1,830	53.6
Other DMD projects	3,908	2,373	64.7
Non-DMD projects	478	527	(9.3)
Infrastructure costs	3,377	3,208	5.3
Total	10,796	8,609	25.4

Research and development expense increased from €8.6 million in the six month period ended June 30, 2013 to €10.8 million in the six month period ended June 30, 2014. Our research and development expense is highly dependent on the development phases of our projects and therefore fluctuates highly from period to period.

The variance in our research and development expense during the six month period ended June 30, 2014, and the corresponding period in 2013 is primarily related to the following projects:

•
DMD projects. The DMD project expenses mainly consist of salaries, costs for production of the compounds, costs paid to contract research organizations and costs relating to preparing our regulatory filings for drisapersen. During the six month period ended June 30, 2014, we mostly incurred expenses related to the expansion of our development and regulatory capabilities (directly impacted by the termination of the research and collaboration agreement with GSK) and costs for progressing clinical Phase I/II studies of both PRO045 and PRO053 (€2.8 million). An extension study for PRO044 is planned to start the second half of this year, resulting in lower expenses in the six month period ended June 30, 2014 compared to the corresponding period in 2013. In the six month period ended June 30, 2014, we also incurred research and development expenses for drisapersen (€1.9 million) and for our other DMD projects, such as the Natural History study, PROSPECT and PRO052.

•	Non-DMD projects. The expenses for our non-DMD projects DM1 and HD mainly consist of outsourced studies.

•
Infrastructure cost: we incur a significant amount of costs associated with our research and development that are less dependent on individual ongoing programs so they are not allocated to specific projects.

General and Administrative Expense

General and administrative expense increased from €3.9 million to €5.2 million in the six month period ended June 30, 2013 and 2014, respectively. The increase is primarily due to share-based compensation expense and costs associated with operating as a public company in the period ended June 30, 2014 offset by expenses related to our IPO in the same period in 2013.

On July 3, 2014 we filed a shelf registration statement (Form F-3) that provides the flexibility to raise up to $150 million in a primary offering if we choose to do so. Cost incurred expenses related to the Form F-3 in the period ended June 30, 2014 were recorded in the consolidated statement of comprehensive income for an amount of €168 thousand.

Other Gains-net

Other gains mainly related to currency effects on outstanding receivables in the six month period ended June 30, 2014, and were insignificant in the six month period ended June 30, 2013.

Finance Income

Finance income increased €0.2 million in the six month period ended June 30, 2014, compared to the six month period ended June 30, 2013 mainly due to higher cash balances.

Finance Cost

Finance cost increased €0.1 million in the six month period ended June 30, 2014, compared to the six month period ended June 30, 2013. Higher finance costs were mainly due to higher outstanding borrowing balances in six month period ended June 30, 2014.

Liquidity and Capital Resources

To date, we have financed our operations through private placements of our equity securities and our IPO, upfront, milestone and expense reimbursement payments received from GSK, as well as funding from patient organizations, governmental bodies and bank loans.

Cash Flows

Our cash and cash equivalents as of June 30, 2014, were €69.5 million. The table below summarizes our consolidated unaudited statement of cash flows for each of the six month period ended June 30, 2014 and 2013:

	Six months ended June 30,
(€ in '000)	2014	2013
Net cash used in operating activities	(12,250)	(10,116)
Net cash used in investing activities	(420)	(317)
Net cash (used in)/generated from financing activities	(139)	475
Net decrease in cash and cash equivalents	(12,809)	(9,958)
Currency effect cash and cash equivalents	44	(23)
Cash, cash equivalents and bank overdrafts at the beginning of the period	82,232	40,738
Cash, cash equivalents and bank overdrafts at the end of the period	69,467	30,757

The net cash used in operating activities of €12.3 million in the six month period ended June 30, 2014, increased from net cash used in operating activities of €10.1 million in 2013 mainly due to a higher operating loss excluding license income and share based compensation expenses (both non-cash items) for a net amount of €3.5 million, less interest received in the amount of €0.2 million and increased cash generated from changes in working capital for an amount of €1.6 million. For an explanation of the operating loss, please see “Results of Operations”.

The net cash used in investing activities increased to €0.4 million in the six month period ended June 30, 2014 from €0.3 million in the six month period ended June 30, 2013 due to higher investments in fixed assets offset by the decrease in restricted cash.

The decrease in net cash generated from financing activities to net cash used of €0.1 million in the six month period ended June 30, 2014 from net cash generated of €0.5 million in the six month period ended June 30, 2013 is due to a decrease in received borrowings and increase in repayments of €0.8 million in total, offset by proceeds received from issuance of share capital of €0.2 million for options exercised under our share-based compensation plans in the six months period ended June 30, 2014 compared to the same period in 2013.

Funding Requirements

Our funding requirements may vary substantially from the periods presented in this report. Under our historical collaboration with GSK, GSK reimbursed us for the cost of the clinical trials of drisapersen as well as a substantial portion of the costs of the clinical trials of PRO044 and our natural history study of DMD, and paid us milestone payments upon successful development. Following the mutual termination of the collaboration in January 2014, we will bear the full cost of any additional clinical trials of drisapersen and our other DMD product candidates and will receive no future payments under the collaboration other than those accrued on the date of the termination.

Pursuant to the guidance received from the US FDA on June 2, 2014, we anticipate initiating two confirmatory studies prior to the potential accelerated approval of drisapersen , during the first half of 2015. We are financially responsible for conducting these studies, and as a result of the feedback from the FDA and ongoing communication with the EMA, we expect that we will expend significant additional financial resources on clinical development of drisapersen and the rest of our DMD portfolio.

On August 11, 2014, the Company entered into an agreement to sell unsecured convertible notes in the amount of up to €5 million to an affiliate of CureDuchenne, a non-profit organization. An amount of €0.5 million will be issued as an initial note and the remaining notes will be issued if and when specified milestones are met. The notes bear interest at a below-market interest rate that accumulates to the principal amount of the note. The notes must be repaid on the earliest to occur of a change of control, twelve months from when the Company obtains regulatory approval of its first product candidate and June 30, 2019. CureDuchenne has the option, under specified conditions, to convert the notes into the Company’s ordinary shares prior to maturity at a conversion price based on the Company’s share price at the time of conversion.

We believe that our existing cash and cash equivalents and research funding that we expect to receive will be sufficient to fund our operating expenses, debt service obligations and capital expenditure requirements for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

Our present and future funding requirements will depend on many factors, including, among other things:

•
the time and costs involved in obtaining regulatory approval for drisapersen as well our other compounds and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these compounds;

•	the progress, timing and completion of preclinical testing and clinical trials for any current or future compounds, including our DMD compounds;

•	the number of potential new compounds we identify and decide to develop;

•	the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims or infringements raised by third parties;

•
the marketing activities undertaken in connection with the anticipated commercialization of our DMD compounds and any other current or future compounds and costs involved in the creation of an effective sales and marketing organization;

•	the amount of revenues, if any, we may derive either directly or in the form of royalty payments from future sales of our products; and

•	the outcome of litigation and other proceedings in which we are involved.

Capital Expenditures

The following table sets forth our capital expenditures for the six month period ended June 30, 2014 and 2013.

	Six months ended June 30,
	2014	2013
Investments in tangible fixed assets	338	283
Investments in intangible assets	282	34
Total	620	317

We plan to make investments during the remainder of 2014 to enhance our research and development capacity. The total investments will depend on a possible path forward of drisapersen. For the six month period ended June 30, 2014, we invested €0.6 million in tangible and intangible fixed assets.

JOBS Act exemptions

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are electing to take advantage of the following exemptions:

•	not providing an auditor attestation report on our system of internal controls over financial reporting;

•	not providing all of the compensation disclosure that may be required of non-emerging growth public companies under the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act; and

•
not disclosing certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

These exemptions will apply for a period of five years following the completion of our IPO or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.